Exhibit T3E-7

                                 TV FILME, INC.
                         CHAPTER 7 LIQUIDATION ANALYSIS
                            AS OF SEPTEMBER 30, 1999

                                  INTRODUCTION

      The Company believes that the value of the assets to be received under the Plan by each holder of an Impaired Claim is more than the value such holder would receive in a liquidation of the Company under Chapter 7 of the Bankruptcy Code. To arrive at that conclusion, the Company estimated and compared the likely returns to each holder of an Impaired Claim in a liquidation under Chapter 7 of the Bankruptcy Code and the Plan. The results of such analyses are set forth below.

      The Liquidation Analysis was prepared using TV Filme's assets as of September 30, 1999, and is based on a number of estimates and assumptions which are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of TV Filme and/or any Chapter 7 trustee. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF TV FILME WERE, IN FACT, TO UNDERGO SUCH A CHAPTER 7 LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

                                MAJOR ASSUMPTIONS

1) TV Filme, Inc. and its Subsidiaries' operating systems are assumed to be sold in whole or in part (potentially market by market) to maximize value in the liquidation process. TV Filme and its Subsidiaries are required to make certain payments, including to maintain certain obligations for equipment and spectrum, until each system is sold. The net cash expense for the continuation of operations is assumed to total $1.2 million. It is assumed that the operations during the liquidation period would not generate cash to support such operations. Funding for TV Filme and its subsidiaries is assumed to come from cash on hand.

2) All assets are assumed to be sold in an average of six months. All liquidation proceeds are stated in actual dollar terms and have not been discounted to present values. Inflation and exchange rate variations are assumed to remain constant and have no effect on the estimated liquidation proceeds.

3) It is assumed that significant reductions in personnel occur at the outset of the Chapter 7 liquidation. Operating expenses continue to be incurred through the liquidation period, however, primarily as a result of the continued employment of individuals necessary to maintain the operating systems and perform administrative functions required by the Chapter 7 trustee.

4) During the Chapter 7 liquidation, TV Filme, through the Subsidiaries, continues to operate its business and, accordingly, events may occur that could impact recovery proceeds and Claims to be satisfied. Such events could include changes in legislation related to the liquidation process and changes in the market for its services.

5) If the implementation of the liquidation process is delayed, significant operating losses and/or changes in assets and liabilities may be incurred during the interim period until the liquidation is completed, and the net liquidation value could be significantly below that estimated herein.

6) Upon liquidation, actual liabilities may vary significantly from those reflected on the Company's September 30, 1999 consolidated balance sheet and in this Liquidation Analysis, because Claims presently unknown to the Company may be asserted. It is not possible to predict with any certainty the inevitable increase in liabilities resulting from contingent and/or unliquidated Claims. Actual amounts may vary materially from these estimates.

7) Liquidation values are predicated upon the September 30, 1999 consolidated financial statements provided by the Company. The analysis does not take into account the effect of operating results or adjustments to the unaudited financial statements subsequent to September 30, 1999, or changes in assets and liabilities after that date, except for specific adjustments described in the assumptions or notes to the Liquidation Analysis.

8) This analysis  assumes no new  litigation  and only assumes  amounts  already
   accrued  on  the  consolidated   balance  sheet  to  cover  known  litigation
   exposures.

9) This analysis assumes assets can be liquidated under applicable local law where assets of subsidiaries are located.

LIQUIDATION ANALYSIS



Note A- Actual Book Values as of September 30, 1999

The book values used in this Liquidation Analysis are the book values as of September 30, 1999 (unless otherwise noted.)

Note B - Cash and Marketable Securities

The Liquidation Analysis assumes that operations during the liquidation period would not generate additional cash available for distribution except for net proceeds from the disposition of non-cash assets. The Company estimates that the net cost of operating through the six month liquidation period is approximately $1.2 million.

Note C - Accounts Receivables

The Company's accounts receivable primarily consists of customer receivables from subscribers resident in Brazil. Since most customers are billed after services are provided, it is assumed that 50% of the customers will not pay their bills in a liquidation scenario.

Note D- Supplies

Supplies primarily consist of subscriber equipment such as decoder boxes, antennas and supplies. Based on discussions with management, the estimated liquidation of supplies would generate $.58 million, or 21% of book value.

Note E- Prepaid Expenses

Prepaid Expenses consist of insurance, professional, directors and officers fees. Prepaid expenses are estimated to have no liquidation value

Note F- Property, Plant and Equipment

The estimated liquidation values of equipment, real estate and other components of property, plant and equipment are based on discussions between management, in-house engineers, outside contractors, and vendors. Approximately half of the net book value of the property, plant and equipment pertains to capitalized installation costs which has no liquidation value. Equipment includes transmission equipment, subscriber equipment, office furniture and equipment, leasehold improvements, and vehicles. Based on a line-by-line analysis, the fixed assets were estimated to generate $3.5 million in a liquidation, or 14 % of book value.

Note G - Intangible Assets

Intangibles include the costs incurred to acquire and/or develop wireless cable channel rights. The value of the wireless cable licenses was based on the average price per line-of-sight (LOS) households that the company paid for seven licenses (approximately 456,000 LOS) obtained via recent auctions ( December
1998) held by the Brazilian Government. The LOS multiple was then discounted 40% to account for the impact of a distressed sale under a liquidation scenario, and then applied to an estimated total of 1,469,000 LOS households covered by TV Filme and its Subsidiaries' MMDS licenses.

Note H - Capitalized Financing Fees, Net

Capitalized financing fees were attributed no value.

Note I - Other Assets

Other assets is principally composed of prepaid federal taxes. The company estimates that such benefits will be used to offset tax obligations that will incur during the liquidation period. No liquidation value is attributed to other assets.

Note J - Administrative Claims

Administrative claims are comprised of estimated attorney, financial advisory, consulting fees.

Note K - Trustee's Fees

Trustee's fees assumes the receipt of 3% of gross sale proceeds and an estimated $1.5 million for legal, financial and other services retained by the trustee.

Note L - Subsidiary General Unsecured Claims

Subsidiary general unsecured claims include amounts due to suppliers, payroll and benefits payable, and other miscellaneous accounts payable and accrued liabilities. Allocation of net estimated liquidation proceeds to subsidiary general unsecured claims has been made under the assumption that claims residing in Brazilian subsidiaries would receive priority over claims residing in the United States.

Note M - Secured Notes and General Unsecured Claims

12 7/8%  Senior  Notes are  secured by an ITSA note to TV Filme  Inc.  The total
dollar  amount  includes  interest  of  approximately  $14.5  million.   General
unsecured claims consist of amounts due to miscellaneous vendors.

                                 TV FILME, INC.
                              LIQUIDATION ANALYSIS
                                   ($000s)



                         -------------------------------------------------------
                             BOOK VALUE                   ESTIMATED
                               AS OF                     LIQUIDATION
                             SEPTEMBER                      VALUE
                              30, 1999     % RECOVERY    (UNAUDITED)      NOTES
                             (UNAUDITED)
                         -------------------------------------------------------
ASSETS
--------------------------------------------------------------------------------
CURRENT ASSETS
--------------------------------------------------------------------------------
Cash                       $  14,654           92%       $13,454           B
--------------------------------------------------------------------------------
Marketable Securities      $  29,752          100%        29,752           B
--------------------------------------------------------------------------------
Accounts receivable, net   $   2,164           50%         1,082           C
--------------------------------------------------------------------------------
Supplies                   $   2,742           21%           576           D
--------------------------------------------------------------------------------
Prepaid expense and other
current assets             $   4,569            0%             0           E
--------------------------------------------------------------------------------
   Total Current Assets    $  53,881
--------------------------------------------------------------------------------

LONG TERM ASSETS
--------------------------------------------------------------------------------
Property, plant and
 equipment                 $  25,272            14%         3,538          F
--------------------------------------------------------------------------------
Intangible assets, net     $   3,709           155%         5,758          G
--------------------------------------------------------------------------------
Capitalized Financing
 Fees, net                 $       -             0%             0          H
--------------------------------------------------------------------------------
Other assets               $     879             0%             0          I
--------------------------------------------------------------------------------
NET CASH FROM
OPERATIONS DURING          $  83,741                      $54,160
LIQUIDATION PERIOD
--------------------------------------------------------------------------------


TV FILME, INC.
DISTRIBUTION OF ESTIMATED PROCEEDS OF ASSET LIQUIDATION
For  balances as of September 30, 1999

($ 000)                                 ALLOWABLE    RECOVERY   PERCENT
                                          CLAIMS      AMOUNT    RECOVERY   NOTES
                                       -----------  ----------  ---------- -----

NET PROCEEDS AVAILABLE FOR
 DISTRIBUTION                                        $ 54,160
                                                     ========


ADMINISTRATIVE & PRIORITY CLAIMS:
     Administrative Claims              $  6,500      $ 6,500      100%     J

Estimated Proceeds After
 Administrative & Priority Claims                    $ 47,660
                                                     ========


TRUSTEE'S FEES:
   Trustee's Fees                       $  3,125      $ 3,125      100%      K


Estimated Proceeds After Trustee's Fees              $ 44,536
                                                     ========

SUBSIDIARY GENERAL UNSECURED CLAIMS
  Subsidiary General Unsecured Claims   $ 12,425     $ 12,425       100%     L


Estimated Proceeds After Senior
Unsecured Claims                                     $ 32,111
                                                     ========

SECURED NOTES AND UNSECURED CLAIMS:
     12 7/8% Senior Notes               $155,575      $ 32,034       21%     M
     Miscellaneous General
      Claims                            $    372            77       21%     M
                                                      --------
     Total                                            $ 32,111
                                                      --------
ESTIMATED DEFICIENCY                                $ (123,836)
                                                    ==========